Exhibit 10.30
July 19, 2022

George L. Vann, Jr.
6819 Green Hollow Way
Highland, MD 20777

Dear George:

On behalf of Ecoservices Operations Corp.(“Ecoservices” or the “Company”), I am pleased to offer you the position of President, Ecoservices. This offer is contingent upon compliance with the Immigration Reform and Control Act of 1986, which requires you to provide proof of identity and employment eligibility on the first day you report to work.

1.Start Date. Your tentative start date will be no later than August 22, 2022. Your place of employment will be The Woodlands, Texas and you will report to the Chief Executive Officer of Ecovyst, Inc. (NYSE: ECVT), the publicly traded parent company of Ecoservices. You understand and agree that you shall travel from time to time on behalf of the Company.

2.Base Salary. Your annual Base Salary shall be at the rate of $345,000 per year, payable pursuant to the Company's normal payroll practices. Your Base Salary may be adjusted from time to time based by the Compensation Committee of the Ecovyst Board of Directors.

3.Sign on Bonus: You will receive a sign-on bonus in the amount of $50,000, less applicable withholdings, which will be included with your regular pay in October 2022. However, if you leave the Company voluntarily on or before the one-year anniversary of your start date, you agree to repay such bonus amount in full within 90 days of your separation date;

4.Annual Performance Bonus. You will be eligible to participate in the Ecovyst Incentive Plan (“EIP”) effective with your start date. Your target level is 60% of your base salary paid in the EIP period, All payments are based on achievement of annual performance goals and/or metrics as established by the Compensation Committee of the Ecovyst Board of Directors.

5.Equity Participation. You will be eligible to participate in the Ecovyst Long Term Incentive (LTI) plan and will receive two equity grants as part of your commencement of employment as follows: (1) You will be granted Restricted Stock Units (RSUs) and/or Performance Stock Units (PSUs) with a combined value of at least $500,000 on the next annual grant date (anticipated to be in first quarter 2023), which will vest over a 3 year period; and (2) You will also be granted 14,750 RSUs which will vest on July 1, 2023. Both grants are made pursuant to the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated (the “Plan”) and are subject to the terms and conditions of such Plan and the applicable award agreements, which you must execute. Both the Plan and the award agreements will be provided at the time the grants are made.

6.Benefits. Effective October 1, 2022, you shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, "Employee Benefit Plans"), including but not limited to any Employee Benefit Plans that are designated for similarly situated employees, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plans and applicable law.

7.Vacation. For the remainder of 2022, you shall be entitled to nine (9) days of paid vacation. Effective January 1, 2023, you shall be entitled to twenty (20) days of paid vacation per calendar year until such time as you earn additional vacation in accordance with the Company’s published vacation policy.

8.Relocation. The Company shall pay or reimburse your reasonably incurred expenses to relocation from Highland, MD to The Woodlands, TX area. However, if you leave the Company voluntarily on or before the one-year anniversary of your start date, you agree to repay the full amount of the expenses for which you are reimbursed within ninety (90) days of your separation date.

9.Restrictive Covenants: As a condition of employment, subsequent to the signing of this offer letter and as a condition to the receipt of the equity awards set forth in Section 5, you agree to execute the Company’s Employee Agreement that includes confidentiality, non-competition for a period of two (2) years post-employment, and intellectual property assignment provisions. You will also be expected to comply with the Company's policies and procedures, including the Ecovyst Code of Conduct.

10.Warranties/Representations Concerning Prior Restrictions: You warrant, represent and covenant that the performance of your duties and responsibilities for the Company will not violate any restrictions that may exist in favor of your prior employer. In addition, you should not bring with you any of your prior employer’s information. The term “information” is intended to be broader than confidential, proprietary, intellectual property or trade secret information. The Company does not want you to bring, provide to or use on behalf of the Company (or any of its affiliates) any information in any form from your former employer.

You will be considered an employee “at will.” No commitment for employment for any specified duration (e.g. "lifetime", "permanent", or "as long as performance is satisfactory") or any modification of the terms of this offer shall be valid or binding on Ecovyst unless it is expressly set forth in a written document and signed by you and Ecovyst’s Chief Executive Officer.

We are pleased to offer you this opportunity. If you agree to the terms of this offer of employment, please sign and date where appropriate below and return a signed copy to me. We look forward to a positive response. Please contact me if you have any questions.

Sincerely,

Ecoservices

By:	/s/ WILLIAM J. SICHKO
Name:	William J. Sichko, Jr.
Title:	Chief Administrative Officer

Accepted:	/s/ GEORGE L. VANN, JR	Date:	July 19, 2022
George L. Vann, Jr.